Exhibit 99.1

ProQR Announces Encouraging AX-0810 Phase 1 Safety and PK Data, Development Candidate Selections, and 2026 Outlook

•	Initial AX-0810 data show no safety signals after 4 weeks of dosing and pharmacokinetics consistent with non-clinical data; Phase 1 enrollment and dosing in healthy volunteers ongoing with target engagement data expected in H1 2026, followed by inclusion of a patient cohort
•	Development Candidates selected for pipeline programs AX-2402 for Rett syndrome (MECP2, R270X) and AX-2911 for MASH (PNPLA3)
•	Strategic collaboration with Eli Lilly achieved $4.5 million in milestones in 2025, contributing to strong financial position with runway into mid-2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., January 8, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced encouraging initial safety and PK data from the first cohort of healthy volunteers in its ongoing Phase 1 trial of AX-0810 and provided an update on broader pipeline progress and anticipated 2026 milestones.

“The initial human data from AX-0810 mark an important early milestone for ProQR, providing safety and pharmacokinetic observations in healthy volunteers,” said Cristina Lopez Lopez, MD, PhD, Chief Medical Officer of ProQR. “These data support continued dosing and position us well for the upcoming target engagement readout in the first half of 2026.”

Daniel A. de Boer, Founder and Chief Executive Officer of ProQR added, “In parallel to our work on AX-0810, we have delivered important pipeline progress in 2025, including the selection of Development Candidates for AX-2402 in Rett syndrome and AX-2911 in MASH. Together with continued momentum from our strategic collaboration with Lilly, which achieved $4.5 million in milestones in 2025, these advances underscore the strength and versatility of our Axiomer platform. As we enter 2026, we remain focused on executing on our priorities and advancing innovative RNA editing therapies on our Axiomer platform to address high unmet-need patient populations and create long-term value for both patients and shareholders.”

AX-0810 Phase 1 study – Early safety and PK support continued dosing with target engagement readout on track for first half of 2026

AX-0810 is ProQR’s lead investigational editing oligonucleotide (EON) targeting NTCP, which is being developed for the treatment of cholestatic diseases, such as primary sclerosing cholangitis and biliary atresia.

Study design overview: The ongoing Phase 1 study of AX-0810 is a single-center, randomized, double-blind, placebo-controlled, multiple dose escalation study being conducted in healthy volunteers in the Netherlands. Up to 33 participants will be enrolled, including 24 receiving AX-0810 and 9 receiving placebo, across 3 dose cohorts. Participants receive 4 subcutaneous injections over 4 weeks followed by a 12-week safety follow-up period. A Data Monitoring Committee reviews safety data prior to each dose escalation. The objectives of the study are to evaluate the safety, tolerability and pharmacokinetics (PK) of AX-0810 and to confirm target engagement as measured by biomarkers (EUCT number: 2025-521876-77-00).

Preliminary safety and PK of AX-0810: Based on initial 4-week safety and PK data from participants dosed in Cohort 1 (3mg/kg), AX-0810 demonstrated a safety profile with no serious adverse events or clinically meaningful laboratory abnormalities observed to date. Preliminary pharmacokinetic observations are in line with non-clinical data, supporting continued dosing per the study design.

Next milestone for AX-0810: ProQR remains on track to report target engagement data for healthy volunteer cohorts in the first half of 2026. In parallel, activities are underway to include a patient cohort in this Phase 1 first-in-human trial following the healthy volunteer cohorts.

Development Candidates selected for AX-2402 and AX-2911

In addition to AX-0810, ProQR continues to advance earlier-stage pipeline programs from its Axiomer RNA editing platform, with Development Candidates selected for pipeline programs AX-2402 and AX-2911.

AX-2402 for Rett Syndrome

AX-2402 is the Company’s development program targeting MECP2 for Rett syndrome (R270X). ProQR selected a Development Candidate for AX-2402 based on a robust preclinical profile supporting advancement to development activities, with the objective of initiating a first-in-human clinical trial in the first half of 2027.

ProQR also announced non-clinical proof-of-concept data generated in a mouse model of Rett syndrome with the MECP2 R270X mutation. Treatment with AX-2402 resulted in statistically significant and clinically relevant functional improvements. These effects included improvement in cumulative Bird score, driven in part by robust improvements in hindlimb clasping score. Further details and analyses will be presented at a later date. AX-2402 is supported by funding of up to $9.2M from the Rett Syndrome Research Trust (RSRT).

AX-2911 for MASH

AX-2911 is the Company’s development program targeting the PNPLA3 I148M mutation, a key genetic driver for metabolic liver disease, including metabolic-associated steatohepatitis (MASH). Approximately 8 million individuals in the United States and European Union are homozygous for the 148M variant. ProQR selected a Development Candidate for AX-2911 based on a robust preclinical proof-of-concept profile demonstrating on-target RNA editing, favorable potency, and supportive in vitro and in vivo functional data.

ProQR also announced new non-clinical functional proof-of-concept data for AX-2911, showing >80% reduction in hepatic fat content in a humanized PNPLA3-148M mouse model fed a Western diet, outperforming a clinical-stage PNPLA3-directed antisense therapy that achieved an approximately 36% reduction in a head to head comparison in vivo. These results support AX-2911 as a differentiated, disease-modifying approach for MASH. Additional details and analyses will be presented at a later date.

Strategic Collaboration Progress

ProQR’s collaboration with Eli Lilly and Company (Lilly) continued to progress in 2025, resulting in $4.5 million in milestones achieved during the year. The collaboration reflects external validation of ProQR’s Axiomer RNA editing platform and provides non-dilutive capital.

Corporate Outlook for 2026

•	Report target engagement data from AX-0810 Phase 1 trial in healthy volunteers in first half of 2026;

•	Initiate patient cohort in the AX-0810 first-in-human Phase 1 trial following the healthy volunteer cohorts;

•	Advance development activities for AX-2402 for first-in-human trial to start in first half of 2027;

•	Disclose additional preclinical data across earlier-stage programs, highlighting continued productivity and versatility of the Axiomer platform;

•	Continue to execute on partnership with Eli Lilly, with potential data updates and milestone income from the ongoing collaboration;

•	Continue to strengthen balance sheet and evaluate potential partnerships to maximize platform value.

About AX-0810

AX-0810 is a first-in-class investigational RNA editing oligonucleotide (EON) that harnesses the body’s endogenous ADAR enzymes to selectively modulate NTCP function. Through this novel mechanism, AX-0810 aims to reduce toxic bile acid accumulation in the liver and improve outcomes in cholestatic diseases, which are characterized by inflammation, fibrosis, and progressive liver failure. By targeting a key pathogenic process that drives disease progression, AX-0810 has the potential to be disease-modifying. AX-0810 is the first program from ProQR’s Axiomer™ RNA editing pipeline to enter clinical development and is being evaluated in a Phase 1 trial in healthy volunteers focused on safety, pharmacokinetics, and biomarkers of target engagement to inform future studies in patients.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials, expectations regarding regulatory feedback and the potential registrational pathway for AX-0810 in NTCP for cholestatic diseases, the preliminary clinical data from the first cohort of the initial phase 1 study, the anticipated timing of target engagement data for our Phase 1 clinical trial for our lead program, AX-0810, in H1 2026, and clinical updates across multiple programs in 2026, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on (preliminary) information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of participants and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
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LifeSci Advisors
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